

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 2, 2009

Mr. Iynky Maheswaran,
Chief Financial Officer
Sentry Petroleum Ltd.
999 18th Street, Suite 3000
Denver, CO 80202

> **Re:** **Sentry Petroleum Ltd.**
> **Form 10-K for Fiscal Year Ended February 29, 2008**
> **Filed June 2, 2008**
> **Form 10-Q for Fiscal Quarter Ended August 31, 3008**
> **Filed January 14, 2009**
> **Response letter submitted on January 07, 2009**
> **File No. 000-52794**

Dear Mr. Maheswaran :

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended February 29, 2008

General

1. We note that your response submitted on January 7, 2009 is not dated, does not include the company's name and address and is not signed off by one of your officers. Please re-submit the response letter with the appropriate identifying information.

2. Please refrain from using the words "have removed" the exhibits or "have amended" the filings in your response letter until you actually amend your filings.

Financial Statements

Report of Independent Registered Public Accounting Firm

3.   We note the updated report from your current auditor K.R. Margetson Ltd. It
        appears that your auditor would need to expand the first sentence of the
        introductory paragraph of the report to indicate that this audit also covers the
        period from date of inception (February 23, 2006) to February 29, 2008 to be
        consistent with the opinion paragraph.

Summary of Significant Accounting Policies

Oil and Gas Property

4.   We have read your response to prior comment 4 regarding the costs to be
        amortized and testing for impairments pursuant to the guidance in Rule 4-
        10(c)(3)(i) of Regulation S-X. Please differentiate between unproved property
        costs subject to amortization and unproved property costs not subject to
        amortization in describing your ceiling test; and clarify that you would designate
        as "impaired" unproved property costs in conjunction with your overall
        assessments rather than "write-off" such costs. Please contact us by telephone if
        you require further clarifications.   We reissue prior comment 4.

Controls and Procedures

5.   We have read your response to prior comment 6. Since Mr. Alan Hart is no
        longer your company's Chief Executive Officer and Chief Financial Officer,
        please note that any amendment must be accompanied by new certifications by
        the current principal executive officer and principal financial officer to comply
        with Exchange Act Rule 12b-15.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief